Securities and Exchange Commission
Washington, D.C.  20549

Schedule 13G

Under the Securities and Exchange Act
of 1934 (Amendment No.   )*


DIAMETRICS MEDICAL INC

(Name of Issue)

COMMON
(Title of Class of Securities)

252532106
(Cusip number)

Check the following box if a fee is
being paid with this statement [   ].
(A fee is not required only if the
filing person:
(1) has a previous statement on file
reporting beneficial ownership of more
than five percent of the class of
securities described in Item 1; and
(2) has filed no amendment subsequent
thereto reporting beneficial ownership
of five percent or less of such class)
(See Rule 13d7).

*The remainder of this cover page
shall be filled out for a reporting
person's initial filing on this form
with respect to the subject class of
securities, and for any subsequent
amendment containing information which
would alter the disclosure provided in
a prior cover page.

The information required in the
remainder of this cover page shall not
be deemed to be "filed" for the
purpose of Section 18 of the
Securities Exchange Act of 1934
("Act") or otherwise subject to the
liabilities in that section of the Act
but shall be subject to all other
provisions of the Act (however, see
the Notes).

Cusip Number:  252532106 13G/A
1.    Investment Advisers, Inc.
2.   Check the appropriate box if a
member of a group:
(a) [   ]  (b) [ X ]
3.   SEC Use only
4.   Citizenship or place of
organization:
Delaware
5.   Sole voting power:772,998
6.   Shared voting power:350,600
7.   Sole Dispositive power:772,998
8.   Shared dispositive power: 350,600
9.   Aggregate amount beneficially
owned by each
reporting person:  1,123,598
10. Percent of class represented by
amount in Row 9: 4.81%

11.  Type of Person Reporting*:  IA

Item 1.   (a)  Name of Issuer:
DIAMETRICS MEDICAL INC
  (b)  Address of Issuer's Principal
                Executive Ofices:
                  2658 PATTON ROAD
            ST. PAUL,  MN 55113
 Item 2.(a) Investment Advisors, Inc.
          (b) 3700 First Bank Place,
                Box 357,
                Minneapolis, MN 55440
     (c)  Delaware
  (d)  Title of Class of Securities:
                Common
     (e)  Cusip Number:  252532106

Item 3    (e)  Investment Advisor
registered under
Section 203 of the Investment Advisors
Act of 1940.

Item 4.
    (a)  Amount beneficially owned:
               1,123,598
     (b)  Percent of Class: 4.81%
(c)  Number of shares as to which such
person has:
     (I)  Sole power to vote:  772,998

     (ii) Shared power to vote:
350,600

 (iii)Sole power to dispose or direct
disposition of:  772,998

(iv) Shared power to dispose or direct
disposition of: 350,600

Item 5.   If this statement is being
filed to report the fact that as of
the date hereof  the reporting person
has ceased to be the beneficial owner
of more than five percent of the class
of securities, check the following:  [X]
 Item 6. The shares referred to in
this filing are held by various
custodian banks for various clients of
Investment Advisors, Inc. None of the
individual clients or custodian banks
holds more than 5% or more of the
shares.
Item 7.        Not applicable.
Item 8.        Not applicable.
Item 9.        Not applicable.
Item 10.       Certification


By signing below I certify that, to
the best of my knowledge and belief,
the securities referred to above were
acquired in the ordinary course of
business and were not acquired for the
purpose of and do not have the effect
of changing
or influencing the control of the
issuer of such securities and were not
acquired in connection with or as a
participant in any transaction having
such purposes or effect.

After reasonable inquiry and to the
best of my knowledge and belief, I
certify that the infraction set forth
in this statement is true, complete
and correct.

Date:   9/9/98

/s/  Kelly Thomas Coughlin

Kelly Thomas Coughlin
Vice President
Director of Compliance






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